THE LAW OFFICE OF
RONALD N. VANCE & ASSOCIATES, P. C.
Attorneys at Law
1656 REUNION AVENUE
SUITE 250
SOUTH JORDAN, UTAH 84095

Ronald N. Vance   TELEPHONE (801) 446-8802
Brian M. Higley   FAX (801) 446-8803
                                                                                                         EMAIL: ron@vancelaw.us

October 11, 2016

Suzanne Hayes, Assistant Director
Office of Healthcare and Insurance
Division of Corporation Finance
Mail Stop 4720
U.S. Securities and Exchange Commission
Washington, D.C. 20549

> Re: Creative Medical Technology Holdings, Inc.
>   Amendment No. 1 to Draft Registration Statement on Form S-1
>   Submitted September 1, 2016
>   CIK No. 0001187953

Dear Ms. Hayes,

        Creative Medical Technology Holdings, Inc. (the "Company") is in receipt of your letter dated September 30, 2016, in regard to the confidential filing of the draft registration statement on Form S-1. In response to the comments set forth in your letter, I have been authorized by the Company to provide the information below. For comments to Part I of the registration statement, references to page numbers are to the page numbers of the prospectus in the edgar draft of the document.

Prospectus Summary, page 1

1.   We note your statement on page 2 that a procedure to which you compare your treatment for which you are currently conducting a clinical trial "has been demonstrated safe and feasible in small patient studies." This statement seems to imply that your treatment will achieve favorable results in its current clinical trial or in later trials. Please specify the studies to which you are referring and provide sufficient description about these studies, such as their size, endpoints, any material adverse events reported, etc., so that readers may evaluate the comparison you make. Please also make clear that in providing this information, you are not making a conclusion as to the safety and feasibility of your own treatment.

RESPONSE: Management has added language on page 2 of the prospectus to disclose that the prior studies and the case report of a single patient by Dr. Ichim, one of the Company's directors, would not be indicative of results from the present clinical trial being performed by the Company. In addition, management has added more detailed information in the business section of the prospectus on page 20 to disclose information about the prior trials by others and the case study by Dr. Ichim. As supplemental information, included with this letter is an article published by Dr. Ichim in the Journal of Translational Medicine in 2013 in which the prior trials and his case study are described.

Management's Discussion and Analysis..., page 13

Plan of Operations, page 13

2. We note your statement that you believe that your current cash on hand would meet your cash flow requirements for "only a few more months" and that you "currently have no alternative source for funding." Please revise to specify the amount of cash currently used in your operations per month and the length of time that your present resources will support your operations. Also, in light of your statement regarding no alternative source for funding, please also revise to state whether the cash on hand will be sufficient to complete your ongoing clinical trial.

RESPONSE: Management has modified and added language on page 13 of the prospectus to clarify its current cash status and its plans to supplement this with future equity or debt offerings in order to meet its operating expenses and to complete its current clinical trial.

Business and Properties, page 16

Creative Medical Technologies, page 17

3. Please revise to discuss the primary endpoints for each clinical trial that you have commenced.

RESPONSE: Management has added disclosure on page 20 of the prospectus for the endpoints for its current ED clinical trial, which is the sole trial being conducted presently.

4. For each of your product candidates, please describe your anticipated developmental timelines.

RESPONSE: Management has added language on pages 20 and 21 of the prospectus to provide estimates of the timelines for its current product candidates. For the male infertility and female sexual dysfunction treatments, management does not intend to project a timeline for development of the treatments until the patents associated with these treatments are granted. For both the miscarriage treatment and multipotent amniotic fetal stem cells technology, management intends to pursue FDA trials which management estimates could require up to ten years and would require significant additional financial resources.

Intellectual Property, page 19

5. For each patent that you own, license or intend to apply for, please describe the type of patent protection represented by the application, such as composition of matter, use or process.

RESPONSE: On pages 21 and 22 of the prospectus, management has described the types of patent protection represented by the patents owned, applied for, or licensed by the Company.

6. We note that your statement on page 19 indicating that you have entered into a license agreement with LABIOMED. Please revise your description of this agreement to disclose:
- the term of the agreement;

- the circumstances under which the agreement may be terminated; and
- the aggregate amount of potential future milestone payments.

RESPONSE: Management has added disclosure in response to the above items on page 21 of the prospectus.

7.   We note that your statement on page 20 indicating that you have entered into a license agreement with the Regents of The University of California. Please revise your description of this agreement to disclose:
- the initial license fee;
- the annual license maintenance fees;
- royalty rates; and
- the aggregate amount of potential future milestone payments.

RESPONSE: The information requested by this comment has not been included in the revised draft of the registration statement submitted herewith. Simultaneous with the confidential submission of this amended registration statement, management has submitted to the Commission a request for confidential treatment of this information. A redacted copy of the agreement is submitted as an exhibit with this submission.

Government Regulation, page 20

8.   We note your statement that "We believe that the above exemption would apply to the ED stem cell treatment under study and would not require further regulatory compliance." Please expand your disclosure to indicate the basis for your conclusion that further regulatory compliance is not required. Please also include a discussion of the requirements of the Public Health Service Act and how they would impact your business should the exemption not apply. Finally, also revise to clarify whether you believe such exemption would apply to your other product candidates and the basis for your belief.

RESPONSE: Management has added language on page 22 of the prospectus to this section to further describe the regulatory exemption upon which the Company is relying for its ED treatment, as well as management's belief of its application to the Company's other product candidates, except for the Amniotic stem cell and recurring miscarriage products which management believes would not qualify for the exemption.

Competition, page 20

9.   We note your description of competition for your ED products. Please revise to include a description of competitive conditions in the marketplace and competing products, both commercial and in development, for each of your other products in development as well.

RESPONSE: Management has revised the language on page 22 of the prospectus to include competitive conditions with each of this product candidates. The only product currently in development by the Company is the ED treatment.

Management, page 21

Business Experience of Executive Officers and Directors, page 21

10. In addition to providing background information, for each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please refer to Item 401(e) of Regulation S-K.

RESPONSE: Management has added language on page 23 of the prospectus in response to Item 401(e) of Regulation S-K as to the basis for management's conclusion that led to the selection of each director.

Exhibits, page II-2

11. Please file a complete copy of your current Articles of Incorporation. Refer to Item 601(b)(3)(i) of Regulation S-K.

RESPONSE: A complete copy of the Articles of Incorporation has been included in Exhibit 3.1 and is included with this submission.

12. Please file as an exhibit the consulting agreement with Dr. Patel noted on page 24 or tell us why this agreement is not required to be filed. We note that you appear to have a beneficial interest in this agreement. Please refer to Item 601(b)(10)(i) of Regulation S-K.

RESPONSE: Management is still attempting to locate the original agreement between Creative Medical Health, Inc. ("CMH"), the Company's parent, and Dr. Patel. Former counsel for CMH recently passed away and management is continuing to collect all records held by him, which should include this agreement. Dr. Patel is also attempting to locate his copy of the agreement. If neither management nor Dr. Patel is able to locate the original agreement, the parties will execute a recreated agreement which memorializes the original terms.

13. Please file as exhibits the agreements mentioned in the sixth paragraph on page 2 and the license mentioned in the fourth paragraph on page 3, or tell us why you do not believe these are required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE: Copies of the UCSD License Agreement, the Master Services Agreement, and the Clinical Trial Agreement have been added as Exhibits 10.21, 10.22, and 10.23, respectively. The UCSD License Agreement has been redacted to exclude confidential information and a notation of the removal of this information has been added in the table of exhibits for Exhibit 10.21.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

14. Please have your auditors provide you with a revised audit report that indicates the city and state where issued in compliance with Article 2-02(a) of Regulation S-X.

RESPONSE: The city and state location of the auditor has been added to its audit report.

General

15. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: Management has represented that neither the Company nor anyone authorized on its behalf has furnished any written communications to potential investors in reliance on Section 5(d) of the Securities Act and does not anticipate furnishing such information in connection with this registration.

In addition to the above, the following updates or corrections have been made to this draft of the registration statement:

- A few minor corrections have been made to the biographical information of Mr. Dickerson and Dr. Patel on page 24 of the prospectus.
- Also, the subsequent event note to the financial statements has been updated and Item 15 of Part II of the registration statement has been updated to reflect a sale of common shares since the last submission of the draft registration statement.
- Likewise, the selling stockholder and the beneficial ownership tables have been revised to reflect the sale of the shares and percentage ownership amounts.
- Also, the number of outstanding shares designed in the prospectus summary has been updated.
- Finally, language has been added to reflect the organization of a new subsidiary of Creative Medical Technologies, Inc., Amniostem LLC, which has not yet conducted any business activities and holds to assets. A new Exhibit 21.1 has been added to reflect this additional subsidiary.

Please feel free to contact me if further information on any of these items or otherwise is required.

Sincerely,

/s/ Ronald N. Vance

Encl.
cc: Timothy Warbington, CEO
     Donald Dickerson, CFO
     Russ Boyer, CPA
     Haynie & Company

Pages 6 through 33 redacted for the following reasons:
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